Exhibit 99.2

c/o 80 Robinson Road, #13-03 Singapore 068898 TR-413365 www.silverCape.com

December 10, 2025

VIA E-MAIL:

PetMed Express, Inc.

420 South Congress Avenue

Delray Beach, FL 33445

Attention: Board of Directors

Re: Non-Binding Proposal for Potential Transaction

Dear Members of the Board of Directors:

SilverCape Investments Limited (“we”, “us”, “our” and SilverCape”) is pleased to submit the following preliminary, non-binding proposal (the “Proposal”) to PetMed Express, Inc. (the “Company”) to acquire 100% of the outstanding equity interests of the Company on the terms summarized below (the “Potential Transaction”).

1. Price Per Share. We believe the Company would be best positioned as a private company, and we are prepared to attribute significant value to the Company’s brand and licenses, and to work with the current leadership team to execute on a transaction to leverage these assets. Specifically, SilverCape would like to discuss our Proposal for a Potential Transaction with the Company’s board of directors and management that would take the Company private at a price of $4.00 per outstanding share of common stock in cash. Our Proposal reflects a significant premium relative to the current market price of the Company’s common stock, and we believe our Proposal also reflects the value of the Company’s business and its long-term potential.

2. No Financing Contingency. The purchase price for the Potential Transaction would be funded with cash on hand at SilverCape, and the Potential Transaction would not be subject to any financing conditions or contingencies.

3. Transaction Structure. We propose to acquire 100% of the Company’s outstanding common stock, with the Company becoming a direct or indirect wholly-owned subsidiary of SilverCape. The specific structure for the Potential Transaction is subject to our further analysis and due diligence, and we look forward to an open discussion with the Company regarding the transaction structure and the preparation of the Definitive Agreement (as defined below).

4. Contingencies and Conditions. Our Proposal for the Potential Transaction is subject in all respects to: (a) our further due diligence (including, but not limited to, financial, tax, accounting, legal, compliance, human resources, IT and regulatory due diligence) and (b) the execution of a mutually acceptable definitive agreement with terms and conditions customary for transactions of this type (the “Definitive Agreement”). Additionally, the Definitive Agreement for the Potential Transaction will include customary closing conditions for transactions of this type, including, without limitation, that the Company and its board of directors taking all necessary action to render inapplicable the Company’s shareholder rights plan or other similar antitakeover protections that are or could become applicable in connection with the transactions contemplated by this Proposal, the Potential Transaction or the Definitive Agreement.

5. Timing. We believe the timing of the Potential Transaction is critical to preserving value for the Company’s stockholders, and we look forward to commencing our due diligence and preparation of the Definitive Agreement as soon as possible. We have engaged external legal counsel, and they are prepared to move expeditiously and to engage with the Company and its legal counsel and other advisors.

This Proposal is intended to serve as an outline of the basic terms of a Potential Transaction and to provide a basis for further discussions, and this Proposal is not a summary of all matters that would be contained in the Definitive Agreement. This letter and the Proposal are not intended to constitute an offer capable of acceptance, and this Proposal does not constitute a legally binding commitment or agreement to consummate the Potential Transaction (or any other transaction) and does not create any obligation or liability binding on SilverCape or its affiliates with respect to the Potential Transaction or otherwise. This Proposal is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock or other securities. We shall not be legally bound or subject to any obligations with respect to this Proposal, the Potential Transaction or otherwise until such time, if ever, as a binding Definitive Agreement providing for the consummation of the Potential Transaction has been executed by us and the Company. We reserve the right to modify or withdraw this Proposal at any time and to cease discussions and negotiations at any time, in all cases, without incurring any liability to the Company or its affiliates, employees, officers, directors, advisors or shareholders. Each party will bear its own transaction-related expenses, including, without limitation, investment banking, legal, tax and accounting expenses.

Please note that we will be filing an amended Schedule 13D as a result of this Proposal, and this letter will be included as an exhibit to such filing.

We request that you keep any discussions relating to this letter and the Proposal and the Potential Transaction strictly confidential (except as required by law and for the sharing of information with the Company’s advisors and employees who have a need to know such information for purposes of the Company’s consideration of this Proposal and the Potential Transaction). Disclosure by the Company or any of its directors, employees or advisors of the content of any discussions or negotiations related to this letter and the Proposal and the Potential Transaction, or any other leaks, prior to execution of the Definitive Agreement may result in our withdrawing our interest in the Proposal and the Potential Transaction.

SilverCape is excited to engage constructively with the Company, its management and board of directors, and its advisors to deliver a transaction that maximizes value for the Company’s shareholders.

Please contact me to discuss next steps.

Very truly yours,

/s/ Peter Kennedy
Peter Kennedy
Managing Director